UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*


                        International DisplayWorks, Inc.
                        -------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                   459412 10 2
                                   -----------
                                 (CUSIP Number)

                                January 26, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   459412 10 2                                              Page 2 of 6
            -----------

________________________________________________________________________________
1. NAME OF REPORTING PERSON                                  STEPHEN C. KIRCHER
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  a  []
                                                                      b  []
________________________________________________________________________________
3. SEC USE ONLY
________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      USA
________________________________________________________________________________

                               5.  SOLE VOTING POWER
                                                                      1,832,901
                               _________________________________________________
        NUMBER OF
         SHARES                6.  SHARED VOTING POWER
      BENEFICIALLY                                                            0
         OWNED                 _________________________________________________
        BY EACH
       REPORTING               7.  SOLE DISPOSITIVE POWER
      PERSON WITH                                                     1,832,901
                               _________________________________________________

                               8.  SHARED DISPOSITIVE POWER
                                                                              0
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      1,832,901
________________________________________________________________________________
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                       4.28%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON*
                                                                       IN
________________________________________________________________________________
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1.   Name and Address of Issuer

          (a)  International DisplayWorks, Inc.

          (b)  1613 Santa Clara Drive, Suite 100
               Roseville, California 95765

Item 2. Name, Address and Citizenship of Person Filing; Class of Securities and CUSIP Number

          (a)  Stephen C. Kircher

          (b)  c/o  International DisplayWorks, Inc.
                    1613 Santa Clara  Drive,
                    Suite 100 Roseville, California 95765

          (c)  USA

          (d)  Common Stock

          (e)  459412 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

          (b)  [ ]  Bank is defined in Section 3(a)(6) of the Act

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

          (d)  [ ]  Investment   Company  registered  under  Section  8  of  the
                    Investment Company Act

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

          (g)  [ ]  Parent    Holding     Company,     in    accordance     with
                    ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

          (a)  Amount Beneficially Owned: 1,832,901(1)

          (b)  Percent of Class: 4.28%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  1,832,901(1)

               (ii) shared power to vote or to direct the vote: 0

               (iii)sole  power to dispose  or to direct  the  disposition  of:
                    1,832,901(1)

               (iv) shared power to dispose or to direct the disposition of: 0
          _____________
          (1) Includes 1,377,901 shares of Common Stock held by the Kircher Family Trust; 100,000 shares held in an irrevocable trust for the benefit of the reporting person's son, D.S. Kircher; 100,000 shares held in an irrevocable trust for the benefit of the reporting person's son, S.W. Kircher; 55,000 shares owned by the Kircher Family Foundation; options and/or warrants to purchase up to 200,000 shares of Common Stock to the extent exercisable within 60 days.

Item 5.   Ownership of Five Percent or Less of a Class

          If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 30, 2006                  /s/ Stephen C. Kircher
                                        ----------------------------------------
                                        Stephen C. Kircher, an individual




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